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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009

Commission File Number   001-33134

YUCHENG TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

F9 Tower D, Beijing Global Trade Center,
36 North Third Ring Road East, Dongcheng District
Beijing, PRC  100013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                   .

This Form 6-K consists of the following exhibits attached hereto:

1. Yucheng Technologies Reports Second Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: August 12, 2009	By:	/s/ Steve Dai
	Name:	Steve Dai
	Title:	Chief Financial Officer
___________________
*           Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1. Yucheng Technologies Reports Second Quarter Financial Results

Yucheng Technologies Reports Second Quarter Financial Results

BEIJING, August 12, 2009 /PRNewswire-Asia-FirstCall/ –– Yucheng Technologies Limited (NASDAQ: YTEC), a leading provider of IT Solutions to the banking industry in China, today announced unaudited financial results for the quarter ended June 30, 2009.

“In the second quarter, Yucheng continued to see the initial results of our strategic focus on Software & Solutions for the small to medium-sized bank (SMB) market.  Software & Solutions grew by 63.4% in the first half of 2009 to total net revenues of USD 20.7M.  SMBs during the first half accounted for 57.6% of total net revenue compared to 40.5% over the same period last year.  This growth further validates our investment and efforts to develop the long-term value of our SMB customer base,” said Mr. Hong Weidong, CEO of Yucheng Technologies.

Second Quarter 2009 Financial Highlights

–	Fully diluted non-GAAP EPS was USD 0.16, as compared to USD 0.15 in the second quarter of 2008.
–	Software & Solutions net revenue totaled USD 11.6M, a 42.0% increase year-over-year.
–	Total net revenue grew 41.9% year-over-year to USD 15.1M.
–	Yucheng had USD 32.8M in cash, compared to USD 26.0M in the second quarter of 2008.
–	POS reached cash flow breakeven in May 2009.

Business Outlook

Yucheng’s experienced strong growth in the Software & Solutions business during both the first and second quarters of 2009, which has been spread fairly evenly across Channel Solutions, Business Solutions and Management Solutions.  Key growth drivers continue to be Yucheng’s leading e-banking, call center, loan management and business intelligence solutions.  As Chinese banks transition to a more customer-centric business model, e-banking and call centers are particularly important to retain and develop clients.  Loan management solutions enable banks to improve merit-based decision-making practices and better correlate borrower profiles with payment capabilities in order to capitalize on interest rate spreads while maintaining strong balance sheets.  To further analyze performance, operational data and resource allocation, many banks are turning to business intelligence solutions as a key IT investment.  To meet the growing demand for solutions, Yucheng’s implementation and software development staff grew by approximately 150 engineers in the first half of the year and our solutions staff growth is forecasted to expand at a similar rate for the remainder of the year, all while holding the back office staff steady.

In terms of client composition, while our revenue from the Top Four banks is forecasted to grow in absolute terms year over year, SMBs will be the main revenue growth driver.  Yucheng expects that SMBs will comprise the majority of growth in the banking industry outsourced IT spending for the next several years, as they improve their strategic positions and seek domestic stock market listings.  Having foreseen this trend, Yucheng has expanded its IT capabilities and strategically positioned itself as the total solutions provider for SMBs in China.

“Since joining Yucheng, I have worked extensively with the management team to analyze the underlying assumptions used to determine the annual guidance, completed a thorough pipeline analysis for the second half of the year and evaluated the strategic direction of every business unit.  It is clear that Software & Solutions demand will be stronger than our initial estimates; however, it will not fully compensate for lower than forecasted Platform & Maintenance Services income, slower POS terminal growth and the increase in Yucheng’s effective tax rate.  As our expectations for the year have changed materially, I am updating our non-GAAP net income target to USD 14.9M, which would translate into non-GAAP EPS of USD 0.80 and reiterating our original non-GAAP revenues of USD 69M to USD 72M,” said Mr. Steve Dai, CFO of Yucheng.

Second Quarter Financial Results

The table below is provided to give greater insight into our POS business, beyond what is available in our consolidated financial statements. The revenue and cost of revenue numbers on the following page are provided on a net presentation basis.

Summary of Selected Unaudited Financial Results for the Second Quarter of 2009
(Numbers are thousands, except shares outstanding, earnings per share and percentages)

	Q2 2009
	Total		CORE		POS
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Revenues	15,128	100.0%	14,153	100.0%	974	100.0%
Software & Solutions	11,620	76.8%	11,620	82.1%	-	-
POS	974	6.4%	-	-	974	100.0%
Platform & Maintenance Services	2,534	16.7%	2,534	17.9%	-	-
Cost of Revenues	6,672	44.1%	6,205	43.8%	468	48.0%
Gross Profit	8,455	55.9%	7,949	56.2%	507	52.0%
Operating Expenses	6,289	41.6%	5,522	39.0%	767	78.7%
R&D	487	3.2%	487	3.4%	-	-
SG&A	5,802	38.4%	5,035	35.6%	767	78.7%
Income from Operations	2,167	14.3%	2,427	17.1%	-260	-26.7%
Net Income (GAAP)	2,574	17.0%	2,774	19.6%	-201	-20.6%
Amortization of Intangible Assets	336	2.2%	336	2.4%	-	-
Non-GAAP Net Income	2,910	19.2%	3,110	22.0%	-201	-20.6%
Basic GAAP EPS	0.15	-	0.16	-	-0.01	-
Diluted GAAP EPS	0.14	-	0.15	-	-0.01	-
Basic Non-GAAP EPS	0.17	-	0.18	-	-0.01	-
Diluted Non-GAAP EPS	0.16	-	0.17	-	-0.01	-
Basic Weighted Average Common Shares Outstanding	17,577,647	-	17,577,647	-	17,577,647	-
Diluted Weighted Average Common Shares Outstanding	18,589,166	-	18,589,166	-	18,589,166	-

	Q2 2008
	Total		CORE		POS
	Amount	% of Revenues	Amount	% of Revenues	Amount	% of Revenues
Revenues	10,658	100.0%	10,258	100.0%	400	100.0%
Software & Solutions	8,182	76.8%	8,182	79.8%	-	-
POS	400	3.8%	-	-	400	100.0%
Platform & Maintenance Services	2,076	19.5%	2,076	20.2%	-	-
Cost of Revenues	3,343	31.4%	3,099	30.2%	244	60.9%
Gross Profit	7,315	68.6%	7,159	69.8%	156	39.1%
Operating Expenses	5,399	50.7%	4,632	45.2%	767	191.8%
R&D	438	4.1%	438	4.3%	-	0.0%
SG&A	4,961	46.5%	4,194	40.9%	767	191.8%
Income from Operations	1,916	18.0%	2,527	24.6%	-611	-152.7%
Net Income (GAAP)	2,359	22.1%	2,765	27.0%	-406	-101.5%
Amortization of Intangible Assets	334	3.1%	334	3.3%	-	-
Non-GAAP Net Income	2,693	25.3%	3,099	30.2%	-406	-101.5%
Basic GAAP EPS	0.13	-	0.16	-	-0.02	-
Diluted GAAP EPS	0.13	-	0.16	-	-0.02	-
Basic Non-GAAP EPS	0.15	-	0.18	-	-0.02	-
Diluted Non-GAAP EPS	0.15	-	0.17	-	-0.02	-
Basic Weighted Average Common Shares Outstanding	17,563,685	-	17,563,685	-	17,563,685	-
Diluted Weighted Average Common Shares Outstanding	17,792,010	-	17,792,010	-	17,792,010	-

	CORE	POS
	Y-O-Y Change	Y-O-Y Change
Revenues	38.0%	143.5%
Software & Solutions	42.0%	0.0%
POS	0.0%	143.5%
Platform & Maintenance Services	22.1%	0.0%
Cost of Revenues	100.2%	91.9%
Gross Profit	11.0%	224.0%
Operating Expenses	19.2%	0.0%
R&D	11.0%	0.0%
SG&A	20.1%	0.0%
Income from Operations	-4.0%	57.4%
Net Income (GAAP)	0.3%	50.6%
Amortization of Intangible Assets	0.4%	0.0%
Non-GAAP Net Income	0.3%	50.6%
Basic GAAP EPS	0.3%	50.7%
Diluted GAAP EPS	-4.0%	52.7%
Basic Non-GAAP EPS	0.3%	50.7%
Diluted Non-GAAP EPS	-4.0%	52.7%
Basic Weighted Average Common Shares Outstanding	0.1%	0.1%
Diluted Weighted Average Common Shares Outstanding	4.5%	4.5%

Note: Due to rounding, the table above may have slight discrepancies. The United States dollar amounts in the above table are calculated based on an exchange rate of USD 1.00 = RMB 6.8591 for June 30, 2008 and USD 1.00 = RMB 6.8319 for June 30, 2009.

Revenues: Yucheng’s revenues are comprised of three distinct categories.  Software & Solutions includes all revenues created via software and software-related solutions. Platform & Maintenance Services is comprised of the procurement and resale of third-party hardware and software, as well as maintenance and support services. Finally, revenues generated via the POS business are listed under a separate category.

Yucheng reported consolidated net revenues of USD 15.1M for the second quarter 2009, an increase of 41.9% compared to the second quarter of 2008 and 32.1% from the previous quarter.

–
Software & Solutions: In the second quarter, Software & Solutions registered USD 11.6M in net revenues, a 42.0% increase compared to the second quarter of 2008, and a 27.5% increase compared to the first quarter of 2009.  Strong growth in our Software & Solutions business is due to consistent wins across our solution lines and is expected to continue through the second half of 2009.  Software & Solutions accounted for 76.8% of total net revenue.

–
Platform & Maintenance Services: Net revenues totaled USD 2.5M in the second quarter or 16.7% of net revenue. Platform & Maintenance Services net revenues increased by 22.1% year over year and 72.0% sequentially.  Platform & Maintenance Services continued to grow on a net revenue basis this quarter; however, the Company intends to focus on its core competencies in Software & Solutions.

–
POS: POS generated revenues of USD 1.0M in the second quarter, representing 6.4% of net revenue.  Our POS net revenues increased 143.5% compared to the second quarter of 2008 and 13.2% compared to the first quarter of 2009.

Gross Profits: In the second quarter of 2009, Yucheng registered a gross profit of USD 8.5M, an increase of 15.6% compared to the second quarter of 2008 and an increase of 37.5% compared to the first quarter of 2009.  Calculated on a net revenue basis gross margins for the second quarter were 55.9%, down from 68.6% in the second quarter of 2008 and up from 53.7% in the first quarter of 2009.  The year over year decline in gross margins is mainly attributable to a decline in the underlying Platform & Maintenance Services gross margin and lower licensing fees.

Sales, General and Administrative Expenses (SG&A): Consolidated SG&A as a percentage of net revenue was 38.4% in the second quarter, as compared to 46.5% in the second quarter 2008 and 43.8% in the first quarter of 2009.

–
SG&A as a percentage of net revenue for the Core business was 35.6% as compared to 40.9% in the second quarter of 2008 and 39.8% in the first quarter of 2009, which reflected the management’s commitment to maintain a stable-to-a reduced SG&A-to-net revenue ratio in 2009.  In a year over year comparison, the main cost drivers were increases in salaries, benefits and leases.

–
POS SG&A declined year over year in absolute and percentage terms.  In the second quarter POS SG&A as percentage of net revenues was 78.7% as compared to 191.8% in the second quarter of 2008 and 92.3% in the first quarter of 2009.  The decline is attributable to the stabilization of costs while revenues increased.  As a ratio to revenue, we expect that POS SG&A will continue to decline throughout 2009.

Net Income: Yucheng recorded non-GAAP net income of USD 2.9M, an increase of 8.0% compared to the second quarter of 2008 and 132.6% compared to the first quarter of 2009. GAAP net income was USD 2.6M for the quarter, an increase of 9.1% compared to the second quarter of 2008 and 181.2% compared to the first quarter of 2009. Operating margins for the quarter were 14.3% compared to 18.0% in the second quarter of 2008 and 5.4% in the first quarter of 2009.  The year over year decline in operating margins is attributable mainly to declining gross margins in Platform & Maintenance Services, while the quarter over quarter gains are attributable to revenue growth outpacing costs.

Earnings per Share: In the second quarter, Yucheng’s EPS for fully diluted shares on a consolidated basis were USD 0.16 (non-GAAP) and USD 0.14 (GAAP), compared to USD 0.15 (non-GAAP) and USD 0.13 (GAAP) in the second quarter of 2008. These figures include a USD 0.03 gain from the disposal of our Elegon business in the second quarter of 2009 and the USD 0.02 gain from the disposal of a manufacturing subsidiary in 2008.  Without these one time gains, EPS would be flat year over year.

–	Core: Fully diluted EPS for the second quarter grew to USD 0.17 (non-GAAP) and USD 0.15 (GAAP) compared to USD 0.17 (non-GAAP) and USD 0.16 (GAAP) in the second quarter of 2008.
–	POS: On both a GAAP and non-GAAP basis, the fully diluted EPS impact of POS was a loss of USD 0.01 in the current quarter compared to a loss of USD 0.02 in the second quarter of 2008.

Cash: Yucheng had USD 32.8M in cash compared to USD 26.0M in the second quarter of 2008 and USD 22.0M in the first quarter of 2009.  The main contributors to the increase are positive cash from operations of USD 3.7M and an increase in short-term bank loans of USD 10.0M to cover working capital needs.

Accounts Receivable: In the second quarter, accounts receivable totaled USD 32.4M compared to USD 41.8M in the second quarter of 2008 and USD 38.3M in the first quarter of 2009.  In the second quarter, the accounts receivable collection became a compensation criteria for sales managers, which improved the timeliness of collections.  Second quarter DSOs totaled 210 days, compared to 131 days in the second quarter of 20081 and 251 days in the first quarter of 2009.  DSOs are elevated primarily due to the lower gross revenue figures in the denominator.

1 Previously, the DSOs for the second quarter of 2008 had been disclosed as 144 days.  The 13 day difference is due to the inclusion of amounts due categorized under agency services.

POS: Yucheng’s POS business achieved cash flow breakeven in May 2009, ahead of management expectations, due to a concerted effort to increase the ROI per terminal.  Net revenue in the second quarter totaled to USD 1.0M, an increase of 143.5% year over year and 13.2% quarter over quarter.

–
Terminal Deployment: Our POS installed base grew to 24,100 at the end of the second quarter compared to 21,600 at the end of the first quarter. The base is projected to grow to 28,000 terminals by year-end as we continue to phase out the low performing terminals.

–
Average Monthly Gross Revenue per POS terminal (AMGRP): The AMGRP is expected to show steady improvement as the merchant base quality and average terminal deployment life increases.  Our AMGRP across the entire installed base grew to approximately USD 14, a 16% increase over the USD 12, which we had recorded in each of the four previous quarters; however, the second quarter spiked due mainly to a one time revenue increase at certain merchants.  A more normalized average for 2009 is approximately USD 13.

Taxes: In the second quarter of 2009, Yucheng paid taxes of USD 0.1M as compared to receiving tax benefits of USD 0.2M in the second quarter of 2008 and USD 0.3M in the first quarter 2009.  The change in Yucheng’s tax situation is due to a decline in tax credits derived from losses in our POS business and developments in our main operating entity’s tax status.  As a high technology company, we are entitled to certain tax advantages including a 7.5% income tax rate for the next three years and a preferential 15% tax rate thereafter.  With the inclusion of additional incentives and tax rebates, Yucheng is expected to pay taxes at an annualized rate of approximately 4.0% for fiscal year 2009 compared to a negative 13.9% for fiscal year 2008.

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets
June 30, 2009 and March 31, 2009

	2009.6.30	2009.3.31
	USD	USD

Assets
Current assets:
Cash and cash equivalent	32,797,932	22,020,835
Trade accounts receivable, net	32,401,146	38,306,442
Costs and estimated earnings in excess of billings on uncompleted contracts	15,385,414	12,050,772
Amounts due from related companies	649,596	87,619
Inventories	3,243,943	95,478
Pre-contract costs	1,507,676	1,725,962
Other current assets	8,588,954	5,722,467

Total current assets	94,574,661	80,009,575

Investments in and advances to affiliates	630,196	427,462
Fixed assets	13,277,493	11,996,981
Less: Accumulated depreciation	(3,857,632)	(3,325,093)
Fixed assets, net	9,419,861	8,671,888
Intangible assets, net	5,099,010	5,000,043
Goodwill	27,665,744	27,630,150
Deferred income taxes - Non-current	2,669,282	2,309,514

Total assets	140,058,754	124,048,632

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (continued)
June 30, 2009 and March 31, 2009

	2009.6.30	2009.3.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	18,814,678	8,777,191
Obligations under capital leases	414,002	414,146
Trade accounts payables	9,704,504	8,867,908
Billings in excess of costs and estimated earnings on uncompleted contracts	1,042,701	998,637
Employee and payroll accruals	1,738,807	1,824,425
Dividends payable to ex-owners	808,180	807,708
Deemed distribution to ex-owners	6,584,618	6,584,618
Outstanding payment in relation to business acquisitions	3,452,847	3,277,804
Income taxes payable	1,993,767	1,617,376
Other current liabilities	8,261,736	5,995,281
Deferred income taxes - Current	130,380	142,223

Total current liabilities	52,946,223	39,307,317

Obligations under capital leases	180,038	283,142
Deferred income taxes	387,639	418,184

Total liabilities	53,513,897	40,008,643

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 17,575,685 and 17,580,935 shares issued and outstanding as of March 31, 2009 and June 30, 2009	2,928,515	2,926,801
Additional paid-in capital	50,860,802	50,798,645
Reserves	5,408,113	5,560,182
Retained earnings	26,326,255	23,738,459
Accumulated other comprehensive loss	(454,088)	(532,528)
Minority interests	1,475,257	1,548,430

Total stockholders' equity	86,544,854	84,039,989

Liabilities and stockholders' equity	140,058,754	124,048,632

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income
Three months ended June 30, 2009 and June 30, 2008

	2009 Q2	2008 Q2
	USD	USD

Revenues:
Software & Solutions	11,619,684	8,182,407
Platform & Maintenance Services (net)	2,533,765	2,075,562
POS	974,262	400,070
Total revenues (non-GAAP)	15,127,711	10,658,040
Platform pass-through costs	43,221	14,336,110

Total revenues	15,170,932	24,994,150

Cost of revenues:
Cost of revenues (net)	(6,672,408)	(3,342,989)
Platform pass-through costs	(43,221)	(14,336,110)

Total cost of revenues	(6,715,629)	(17,679,099)

Gross profit	8,455,304	7,315,051

Operating expenses:
Research and development	(486,571)	(438,339)
Selling and marketing	(1,775,175)	(1,856,043)
General and administrative	(4,027,008)	(3,104,850)

Total operating expenses	(6,288,754)	(5,399,232)

Operating income	2,166,549	1,915,819

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (continued)
Three months ended June 30, 2009 and June 30, 2008

	2009 Q2	2008 Q2
	USD	USD

Other income (expenses):
Interest income	12,585	40,103
Interest expense	(135,451)	(118,892)
Investment gain (loss)	564,852	352,189
Other income (expense), net	(11,649)	(153,271)

Income before income tax and minority interests	2,596,886	2,035,947

Income tax benefit (expense)	(97,068)	173,304
Minority interests	74,080	149,653

Net income (GAAP)	2,573,898	2,358,905

Amortization for intangible assets	335,654	334,323

Net income (non-GAAP)	2,909,552	2,693,227

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three months ended June 30, 2009 and June 30, 2008

	2009 Q2	2008 Q2
	USD	USD

Cash flows from operating activities:
Net income	2,573,898	2,358,905
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	451,050	195,209
Amortization	525,583	565,005
Loss on disposal fixed assets	10,247	31,538
Loss (gain) on disposal of affiliates	(410,572)	(352,189)
Minority interests	(74,080)	(149,653)
Share of equity in affiliate company	(78,075)	-
Shares issued to independent directors	32,415	-
Decrease (increase) in trade accounts receivable, net	5,927,723	(10,313,814)
Decrease (increase) in costs and estimated earnings in excess of billing on uncompleted contracts	(3,327,586)	(197,595)
Decrease (increase) in due from related parties	(561,926)	5,150,350
Decrease (increase) in inventories	(3,148,409)	(2,161,636)
Decrease (increase) in pre-contract costs	219,296	(1,221,703)
Decrease (increase) in other current assets	(2,218,787)	1,802,475
Decrease (increase) in deferred income taxes assets - Current	-	(349,292)
Decrease (increase) in deferred income taxes assets - Non-current	(358,416)	(109,589)
Increase (decrease) in trade accounts payable	831,404	8,646,935
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	43,480	398,433
Increase (decrease) in employee and payroll accruals	(86,686)	(265,236)
Increase (decrease) in income taxes payable	375,444	71,187
Increase (decrease) in other current liabilities	3,003,748	254,813
Increase (decrease) in deferred income taxes liabilities	(42,715)	129,596

Net cash provided by (used in) operating activities	3,687,036	4,483,739

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (continued)
Three months ended June 30, 2009 and June 30, 2008

	2009 Q2	2008 Q2
	USD	USD

Cash flows from investing activities:
Capital expenditures	(1,901,342)	(297,336)
Investments in subsidiaries and affiliates	(943,676)	(174,950)
Proceeds from disposal of fixed assets	11,478	22,744
Proceeds from disposal of sharehold of affiliates	-	680,980

Net cash provided by (used in) investing activities	(2,833,540)	231,437

Cash flows from financing activities:
Payment of capital leases	(108,748)	(35,167)
Contributions from minority interests	-	650,231
Proceeds from bank borrowings	10,032,348	5,831,669

Net cash provided by financing activities	9,923,600	6,446,733

Net increase in cash and cash equivalents	10,777,097	11,161,909

Cash at beginning of period	22,020,835	14,797,400
Cash at end of period	32,797,932	25,959,309

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Yucheng’s management has reported revenues, net income and earning per share on a non-GAAP basis. Each of the terms as used by Yucheng is defined as follows:

Non-GAAP revenue, or revenues recognized on a net basis, is revenue from the resale of third-party hardware and software recognized net of the associated cost of revenue.

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for amortization of intangible assets resulting from the accounting treatment of the acquisition of Beijing e-Channels Century Technology Co., Ltd.

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP.

Management of Yucheng believes that these non-GAAP revenue, net income and earnings per share measures are useful for understanding and assessing Yucheng’s underlying business performance and operating trends, and expects to report net income on a non-GAAP basis using a consistent method on a quarterly basis going forward. These non-GAAP financial measures also facilitate management’s internal comparisons to Yucheng’s historical performance and liquidity. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Management of Yucheng notes that these measures may not be calculated on the same basis as similar measures used by other companies. Please find a reconciliation of non-GAAP figures to GAAP figures in the summary of financial information presented above.

Conference Call and Replay Information

Management will conduct a conference call to discuss the financial results for the three-month period ended June 30, 2009 on Wednesday, August 12, 2009 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 20568967.

US	+1 866 242 1388
Canada	+1 888 447 3085
China Netcom Users	+86 10 800 640 0084
China Telecom Users	+86 10 800 264 0084
All Other Participants	+61 288 236 760

A recording of the call will be accessible within 48 hours via Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ: YTEC) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network in 23 cities and approximately 2,200 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng is also a leading third-party provider of POS Merchant Acquiring Services in partnership with banks in China.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; change in products and clients and the expansion into small to medium-sized bank market; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; changing tax rate; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For Further Information

Rebecca Alexander
Investor Relations
+1 914 613 3648
+86 10 5913 7998
ralexander@yuchengtech.com